

Mail Stop 3561

February 9, 2009

Via Fax & U.S. Mail

Mark J. Rittenbaum
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

> **Re:**  **The Greenbrier Companies, Inc.**
> **Form 10-K for the year ended August 31, 2008**
> **File No. 001-13146**

Dear Mr. Rittenbaum:

We have reviewed your response dated January 15, 2009 and have the following comments.  Unless otherwise indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Note 7 – Goodwill, page 10

1. We note that you have disclosed that in completing your Q1 2009 interim impairment test, you used the analysis of a third party valuation provider.  Under Item 601 of Regulation S-K, the disclosure of the use of an expert such as the third party valuation provider mentioned here in determining estimates used to calculate financial statement balances requires the identification by name, as well as the inclusion of a consent from such third party should the financial statements be incorporated by reference into a registration statement.  In future filings, please either (i) remove such reference or (ii) identify the party by name and ensure that a properly signed and dated consent is included in any registration statements in which the disclosure is explicitly included or incorporated by reference.  The related disclosure in the Critical Accounting Policies section of your MD&A should also be revised.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.  Please contact Michelle Lacko at 202-551-3240  or Amanda McManus at 202-551-3412 with questions on legal matters.


Sincerely,


David R. Humphrey
Branch Chief